Exhibit 99.1

ElectraMeccanica to Attend SNN Planet MicroCap Showcase Virtual Investor Conference

VANCOUVER, British Columbia, April 14, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that management will attend the SNN Planet MicroCap Showcase Virtual Investor Conference on Wednesday, April 22, 2020.

Ms. Bal Bhullar, Chief Financial Officer, will host virtual one-on-one investor meetings throughout the conference and is scheduled to present as follows:

SNN Planet MicroCap Showcase Virtual Investor Conference
Date: Wednesday, April 22, 2020
Presentation Time: 1:20 p.m. Eastern time (10:20 a.m. Pacific time)
Webcast: https://www.webcaster4.com/Webcast/Page/2059/34155

Conference participation is by invitation only and registration is mandatory. For more information, or to schedule a virtual one-on-one meeting, please contact your conference representative.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles. The company’s flagship vehicle is the innovative purpose built; single-seat electric vehicle called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Source: ElectraMeccanica Vehicles Corp.

Released April 14, 2020